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Washington, D.C. 20549

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SEC FILE NUMBER
8-13657

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2011** AND ENDING **September 30, 2012**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Howe Barnes Hoefer & Arnett, Inc.
(a wholly owned subsidiary of Raymond James Financial, Inc)

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	Florida	33716
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Flass (727) 567-4170
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard B. Franz II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Howe Barnes Hoefer & Arnett, Inc.** as of **September 30, 2012,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.


NANCY COAN
MY COMMISSION EXPIRES
June 18, 2016
#EE 209096
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA



Signature

SVP / Treasurer / Chief Financial Officer

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Income (Loss).
- ☐ (d) Consolidated Statement of Cash Flows.
- ☐ (e) Consolidated Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Howe Barnes Hoefer & Arnett, Inc.
and Subsidiaries

Consolidated Statement of Financial Condition
September 30, 2012

Filed as PUBLIC information pursuant to Rule 17a-5(d) under
the Securities and Exchange Act of 1934.

Contents


McGladrey

Independent Auditor's Report

To the Board of Directors
Howe Barnes Hoefer & Arnett, Inc. and Subsidiaries
Chicago, Illinois

We have audited the accompanying consolidated statement of financial condition of Howe Barnes Hoefer & Arnett, Inc. and Subsidiaries (collectively, the Company) as of September 30, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Howe Barnes Hoefer & Arnett, Inc. and Subsidiaries as of September 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

McGladrey LLP

Chicago, Illinois
November 16, 2012

Howe Barnes Hoefer & Arnett, Inc. and Subsidiaries
(a wholly owned subsidiary of Raymond James Financial, Inc.)

Consolidated Statement of Financial Condition
September 30, 2012

Assets	
Cash and cash equivalents	$ 2,104,883
Cash and cash equivalents at clearing broker	134,749
Receivable from affiliate	205,328
Other receivables	193,002
Investments, at fair value	1,125,247
Deferred taxes	1,655,439
Other assets	3,809
Total Assets	$ 5,422,457
Liabilities and Stockholder's Equity	
Liabilities	
Payable to affiliate	$ 59,389
Accounts payable and accrued expenses	66,248
Total Liabilities	125,637
Stockholder's equity	
Common stock, $50 par value; authorized 800 shares; issued 470 shares; outstanding 302 shares	23,500
Additional paid-in capital	9,076,488
Retained earnings	410,280
Less stock in treasury, at cost (168 common shares; 100 preferred shares)	(4,213,448)
Total Stockholder's Equity	5,296,820
Total Liabilities and Stockholder's Equity	$ 5,422,457

See Notes to Consolidated Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Howe Barnes Hoefer & Arnett, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) (the broker-dealer entity is referred to herein as "Howe Barnes"). Howe Barnes has two wholly owned subsidiaries, HBI Investment Funds, LLC (HB Investment), which serves as general partner for three limited partnerships that invest in securities of financial institutions, and Howe Barnes Capital Management, Inc., which is a registered investment advisor with the SEC (Howe Barnes and its subsidiaries are collectively referred to herein as the "Company"). As of September 30, 2012, Howe Barnes' operations consists of performance under certain business advisory engagements. Raymond James Financial, Inc. ("RJF" or the "Parent"), is the sole owner of the Company.

The provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC apply to the Company and, accordingly, the Company is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

Significant accounting policies are as follows:

Basis of presentation and principles of consolidation: The Company prepares its financial statements in conformity with United States of America (U.S.) generally accepted accounting principles (GAAP).

Principles of consolidation: The consolidated financial statements include the accounts of Howe Barnes, HB Investment, and Howe Barnes Capital Management, Inc. All significant intercompany transactions and accounts have been eliminated in consolidation.

Accounting estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include cash held in depository accounts with unaffiliated banks, or held by a broker-dealer affiliate of our Parent (see Note 6 for additional information). The Company considers all highly liquid investments, with original maturities of three months or less at the date of acquisition to be cash equivalents.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Investments: Investment and securities transactions are recorded at fair value on a trade date basis as if they had settled.

Fair value: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP provides levels to be used to classify fair value measurements. The three levels of measurement within the fair value hierarchy defined by GAAP are described below:

Level 1. Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are both significant to the measurement of fair value and unobservable. These valuations require significant management judgment or estimation.

As of September 30, 2012, the Company has no financial instruments classified within Level 1 or Level 2 of the fair value hierarchy.

Investments in other investment partnerships are recorded at net asset values as of the measurement date as determined by the General Partner of the respective investment partnership. Generally, the fair value represents the amount the Company estimates it would receive if it were to liquidate its investments in the investment partnership at the measurement date, based on the information reasonably available at such time. The carrying value of these investments are adjusted based on the financial performance of the securities held in each respective investment partnership. In many instances, such estimate is based upon quoted prices in active markets for such securities. However, these estimated fair values do not necessarily represent the amounts that may ultimately be realized from a sale of the investment partnership interest as a whole and accordingly, these valuations require significant judgment or estimation and are classified within Level 3 of the fair value hierarchy.

Income taxes: The results of the Company's operations are included in the consolidated federal and certain consolidated state income tax returns of the Parent. As a result of the inclusion in consolidated filings, the majority of income taxes receivable reported on the Statement of Financial Condition are due from the Parent. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. GAAP recognizes that the final outcome of certain tax positions the Company may take are uncertain, and provides standards for reflecting these uncertainties in its financial statements. Judgment is required in assessing the future tax consequences of events that have been recognized in the financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact the Company's consolidated financial position. See Note 4 for further information on the Company's income taxes.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Variable interest entities: The Company assesses variable interest entities (VIEs) for consolidation when it holds variable interests in the entity. The Company consolidates the VIEs that are subject to assessment when it is deemed to be the primary beneficiary of the VIE. The process for determining whether the Company is the primary beneficiary of the VIE involves a conclusion of whether the Company is the party to the VIE holding a variable interest that meets both of the following criteria: (1) has the power to make decisions that most significantly affect the economic performance of the VIE, and (2) has the obligations to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE.

HB Investment is the general partner in funds which the Company determined to be VIEs which the Company is not required to consolidate (Managed Funds). The Company is not required to consolidate these funds since each of these Managed Funds satisfy conditions specified by GAAP for deferral of the determination of who is the primary beneficiary of the VIE and therefore, who has the obligation to consolidate the VIE. These funds meet the deferral criteria as: (1) these funds' primary business activity involves investment in the securities of other entities not under common management for current income, appreciation or both; (2) ownership in the funds is represented by units of investments to which proportionate shares of net assets can be attributed; (3) the assets of the funds are pooled to avail owners of professional management; (4) the funds are the primary reporting entities; and (5) the funds do not have an obligation (explicit or implicit) to fund losses of the entities that could be potentially significant.

See additional information on VIEs presented in Note 7.

Note 2. Cash and Cash Equivalents at Clearing Broker

The Company is required to maintain a cash deposit in the amount of $125,000 with a third party broker-dealer previously used by the Company for the clearance of its securities transactions, until final resolution of all prior business transactions have been met. The Company has $134,749 of cash on deposit with the clearing broker in compliance with this requirement.

Note 3. Fair Value of Financial Instruments

The following table presents assets measured at fair value on a recurring basis as of September 30, 2012:

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Investments				
Investments in limited partnerships invested in financial institutions	$ 1,125,247	$ -	$ -	$ 1,125,247

Note 3. Fair Value of Financial Instruments (Continued)

There have been no transfers between Level 1, Level 2 and Level 3 during the year.

The investments in limited partnerships represent closed-end private equity funds that invest in the securities of U.S. financial institutions. The Company has no redemption rights with the limited partnerships. Instead, the nature of investments in limited partnerships is that distributions are received through the liquidation of the underlying assets of the limited partnerships. If these investments were held, it is estimated that the underlying assets of the limited partnerships would be liquidated over one to two years. As of September 30, 2012, the Company had no capital commitments to the limited partnerships.

Note 4. Income Taxes

As of September 30, 2012, the Company has a deferred tax asset of $1,655,439 related to investments in partnerships, net operating losses and other items. The net operating loss carryforwards for federal income tax purposes are approximately $1,010,000 which are available to offset future taxable income, if any. The net operating loss carryforwards available for state income tax purposes are approximately $622,000 which are available to offset future taxable income, partially offset by a federal tax benefit related thereto of approximately $218,000. These net operating loss carryforwards expire between fiscal year 2019 and fiscal year 2031. No valuation allowance is required as of September 30, 2012 as management believes it is more likely than not that the deferred tax asset is realizable based on expectations of future taxable income.

The Company has no liability related to unrecognized tax benefits.

For all periods subsequent to its acquisition by RJF, the Company's results are included in the consolidated federal and certain consolidated state income tax returns of the Parent. The Company continues to file separate tax returns in certain state and local jurisdictions. For periods prior to the Company's acquisition by RJF, the Company filed income tax returns in the U.S. federal jurisdiction, various states and municipalities. The Company is generally no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2006.

Note 5. Contingencies

In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company estimates the risk of loss to be remote.

As a result of the extensive regulation of the financial services industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure, to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes that there are meritorious defenses in each of these lawsuits and arbitrations. In view of the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of management, based on current available information, ultimate resolution of these matters will not have a material adverse impact on the Company's consolidated financial position. However, resolution of one or more of these matters may have a material effect on the ultimate resolution of those matters.

Note 6. Related-Party Transactions

Included within cash and cash equivalents on the Consolidated Statement of Financial Condition, is $137,166 of cash in accounts held by a subsidiary of the Parent.

HB Investment is the general partner of three limited partnerships (see Notes 1 and 7 for further information on these VIEs). Both Howe Barnes and HB Investment have equity interests in the limited partnerships totaling approximately $217,025 and $79,105, respectively, at September 30, 2012 which are included in Investments, at fair value on the Consolidated Statement of Financial Condition. As general partner, HB Investment is required to maintain its initial contribution of 1 percent of the original limited partner commitments within each partnership.

The Company entered into a service agreement with RJA to provide accounting, operational and executive services, use of office facilities and related services at amounts specified in the agreement. In addition, RJA agreed to provide the Company the services of certain of RJA's employees who are necessary in the performance of certain of the Company's on-going operations.

During fiscal year 2012, the Company distributed an illiquid asset to the Parent, in-kind, as a return of capital. The recorded value of the asset on the date of transfer was $230,087.

Note 7. Variable Interest Entities

The aggregate assets, liabilities, and the Company's exposure to loss from Managed Funds in which the Company holds a variable interest but are not required to consolidate are provided in the table below:

	September 30, 2012		
	Aggregate Assets	Aggregate Liabilities	Risk of Loss
Managed Funds	$ 9,699,967	$ 1,688,825	$ 296,130

Note 8. Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts with two financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company held cash throughout the year which, at times, exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Note 9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the net capital method permitted by Rule 15c3-1, which requires that the Company maintain net capital which is the greater of $1,000,000 or 6 2/3 percent of aggregate indebtedness or 4 percent of aggregate debits if the alternative method is used. At September 30, 2012, the Company had no aggregate debits and therefore the minimum net capital of $1,000,000 applies.

Net capital	$ 2,011,661
Less: Minimum required net capital	(1,000,000)
Excess net capital	$ 1,011,661

The following is a summary of stockholder's equity used for the computation of Net Capital under Rule 15c3-1 of as September 30, 2012. The financial information of the Company's subsidiaries (as defined in Note 1) is included in the accompanying consolidated financial statements; the subsidiaries are required to be included in the regulatory capital contribution if they are in a loss position but are not required to be included if they are in a gain position.

Consolidated stockholder's equity	$ 5,296,820
Less: equity in subsidiaries	(153,221)
Stockholder's equity per Company's regulatory capital computation	$ 5,143,599
Total assets of consolidated subsidiaries	$ 200,472



Independent Auditor's Report on Internal Control

To the Board of Directors
Howe Barnes Hoefer & Arnett, Inc. and Subsidiaries
St. Petersburg, Florida

In planning and performing our audit of the consolidated financial statements of Howe Barnes Hoefer & Arnett, Inc. and Subsidiaries (collectively, the Company) as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Chicago, Illinois
November 16, 2012